Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the registration statement on Form F-3 of Perdigão S.A. of our report dated June 30, 2009, with respect to the consolidated balance sheets of Perdigão S.A. as of December 31, 2008 and 2007, and the related consolidated income statement, changes in shareholders’ equity, value added and cash flows for the years ended December 31, 2008 and 2007 and the internal control over financial reporting as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 20-F of Perdigão S.A. and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG Auditores Independentes
KPMG Auditores Independentes
São Paulo, Brazil
July 10, 2009